UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the quarterly period ended March 31, 2011
Commission file number 1- 33198
TEEKAY OFFSHORE PARTNERS L.P.
(Exact name of Registrant as specified in its charter)
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑          Form 40- F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐          No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐          No ☑

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED MARCH 31, 2011

ITEM 1 — FINANCIAL STATEMENTS
TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES (Note 1)
UNAUDITED CONSOLIDATED STATEMENTS OF INCOME
(in thousands of U.S. dollars, except unit and per unit data)

	Three Months Ended
	March 31,
	2011	2010
	$	$

REVENUES (note 9d)	233,771	233,579

OPERATING EXPENSES
Voyage expenses	25,465	34,954
Vessel operating expenses (note 9d, 10)	75,130	63,388
Time-charter hire expense	20,270	25,038
Depreciation and amortization	45,570	45,008
General and administrative (note 9b, 9c, 9d, 10)	18,730	16,634
Loss on sale of vessel	171	—
Write-down of vessel (note 4a, 15)	900	—
Restructuring charge (note 7)	3,924	119

Total operating expenses	190,160	185,141

Income from vessel operations	43,611	48,438

OTHER ITEMS
Interest expense (note 6, 9b, 9c, 9d)	(8,469)	(9,880)
Interest income	129	165
Realized and unrealized gain (loss) on non-designated derivative instruments (note 10)	10,840	(24,475)
Foreign currency exchange (loss) gain (note 10)	(799)	1,622
Other income — net (note 8)	1,310	2,481

Total other items	3,011	(30,087)

Income before income tax (expense) recovery	46,622	18,351
Income tax (expense) recovery (note 11)	(2,653)	6,911

Net income	43,969	25,262

Non-controlling interest in net income	20,593	10,849
Dropdown Predecessor’s interest in net income (note 2)	—	(467)
General Partner’s interest in net income	2,007	1,018
Limited partners’ interest: (note 13)
Net income	21,369	13,862
Net income per common unit (basic and diluted)	0.37	0.36
Weighted-average number of common units outstanding (basic and diluted) (note 13)	57,170,219	38,206,000

Cash distributions declared per unit	0.475	0.45

Related party transactions (note 9)
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES (Note 1)
UNAUDITED CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)

	As at	As at
	March 31, 2011	December 31, 2010
	$	$
ASSETS
Current
Cash and cash equivalents (note 6)	123,422	166,483
Accounts receivable	77,744	64,993
Net investments in direct financing leases — current	20,379	21,157
Prepaid expenses	37,138	29,740
Due from affiliates (note 9e)	9,459	19,135
Current portion of derivative instruments (note 10)	10,945	6,180
Other current assets	1,281	1,288

Total current assets	280,368	308,976

Vessels and equipment (note 6)
At cost, less accumulated depreciation of $1,225,168 (December 31, 2010 — $1,200,325)	2,218,025	2,247,323
Advances on newbuilding contracts	53,670	52,184
Net investments in direct financing leases	45,347	50,413
Derivative instruments (note 10)	10,869	5,202
Other assets	19,285	22,652
Intangible assets — net	26,983	28,763
Goodwill — shuttle tanker segment	127,113	127,113

Total assets	2,781,660	2,842,626

LIABILITIES AND EQUITY
Current
Accounts payable	17,231	12,749
Accrued liabilities (note 10)	84,260	88,538
Due to affiliates (note 9e)	84,501	67,390
Current portion of long-term debt (note 6)	137,468	152,096
Current portion of derivative instruments (note 10)	46,510	45,793
Due to joint venture partners	14,500	—

Total current liabilities	384,470	366,566

Long-term debt (note 6)	1,667,768	1,565,044
Deferred income tax	511	1,605
Derivative instruments (note 10)	97,690	119,491
Other long-term liabilities	19,282	19,746

Total liabilities	2,169,721	2,072,452

Commitments and contingencies (note 6, 10, 12)

Redeemable non-controlling interest (note 12a)	40,614	41,725

Equity
Non-controlling interest	48,323	170,876
Partners’ equity	520,322	556,828
Accumulated other comprehensive income	2,680	745

Total equity	571,325	728,449

Total liabilities and total equity	2,781,660	2,842,626

Consolidation of variable interest entities (note 12c)
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES (Note 1)
UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS
(in thousands of U.S. dollars)

	Three Months Ended March 31,
	2011	2010
	$	$
Cash and cash equivalents provided by (used for)

OPERATING ACTIVITIES
Net income	43,969	25,262
Non-cash items:
Unrealized (gain) loss on derivative instruments (note 10)	(30,298)	13,370
Depreciation and amortization	45,570	45,008
Loss on sale and write down of vessels and equipment	1,071	—
Deferred income tax expense (recovery) (note 11)	1,169	(8,686)
Foreign currency exchange loss and other	5,965	415
Change in non-cash working capital items related to operating activities	1,044	(258)
Expenditures for drydocking	(7,169)	(1,160)

Net operating cash flow	61,318	73,951

FINANCING ACTIVITIES
Proceeds from drawdown of long-term debt	177,644	62,000
Scheduled repayments of long-term debt (note 6)	(44,441)	(11,839)
Prepayments of long-term debt	(50,360)	(110,163)
Advances to affiliates	—	(44,410)
Joint venture partner advances	14,500	4,532
Contribution by Teekay Corporation relating to acquisition of Rio das Ostras (note 9c)	1,000	—
Purchase of 49% interest in Teekay Offshore Operating L.P. (note 9a)	(160,000)	—
Equity contribution from joint venture partner	750	—
Proceeds from issuance of common units	—	100,581
Expenses of equity offerings	—	(4,452)
Cash distributions paid by the Partnership	(27,723)	(17,665)
Cash distributions paid by subsidiaries to non-controlling interests	(17,449)	(19,472)
Other	—	333

Net financing cash flow	(106,079)	(40,555)

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(9,197)	(208)
Proceeds from sale of vessels and equipment	5,054	—
Investment in direct financing lease assets	370	(886)
Direct financing lease payments received	5,473	6,178

Net investing cash flow	1,700	5,084

(Decrease) increase in cash and cash equivalents	(43,061)	38,480
Cash and cash equivalents, beginning of the period	166,483	109,407

Cash and cash equivalents, end of the period	123,422	147,887

Supplemental cash flow disclosure (note 14)
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES (Note 1)
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY
(in thousands of U.S. dollars and units)

	PARTNERS’ EQUITY
				Other			Redeemable
				Comprehensive	Non-		Non-
	Limited Partner		General	Income (Loss)	controlling	Total	controlling
	Common		Partner	(Note 10)	Interest	Equity	Interest
	Units	$	$	$	$	$	$

Balance as at December 31, 2010	55,238	540,355	16,473	745	170,876	728,449	41,725

Net income	—	21,369	2,007	—	20,593	43,969	—
Reclassification of redeemable non-controlling interest in net income	—	—	—	—	(1,338)	(1,338)	1,338
Unrealized net gain on qualifying cash flow hedging instruments (note 10)	—	—	—	1,253	730	1,983	—
Realized net gain on qualifying cash flow hedging instruments (note 10)	—	—	—	(480)	(285)	(765)	—
Cash distributions	—	(26,238)	(1,485)	—	(15,000)	(42,723)	(2,449)
Contribution of capital from joint venture partner	—	—	—	—	750	750	—
Contribution of capital from Teekay Corporation to Rio das Ostras (note 9c)	—	980	20	—	—	1,000	—
Equity offering (note 9a, 13)	7,563	221,742	4,525	—	—	226,267	—
Purchase of 49% of Teekay Offshore Operating L.P. (note 9a)	—	(254,237)	(5,189)	1,162	(128,003)	(386,267)	—

Balance as at March 31, 2011	62,801	503,971	16,351	2,680	48,323	571,325	40,614

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES (Note 1)
UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands of U.S. dollars)

	Three Months Ended
	March 31,
	2011	2010
	$	$

Net income	43,969	25,262

Other comprehensive income (loss):
Unrealized net gain (loss) on qualifying cash flow hedging instruments (note 10)	1,983	(2,355)
Realized net (gain) loss on qualifying cash flow hedging instruments (note 10)	(765)	713
Pension adjustment	—	(284)

Other comprehensive income (loss)	1,218	(1,926)

Comprehensive income	45,187	23,336

Non-controlling interest in comprehensive income	21,038	10,115
Dropdown Predecessor’s interest in comprehensive income (note 2)	—	(895)
Partners’ interest in comprehensive income	24,149	14,116

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
1.	Basis of Presentation
The unaudited interim consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (or GAAP). These financial statements include the accounts of Teekay Offshore Partners L.P., which is a limited partnership organized under the laws of the Republic of The Marshall Islands, its wholly owned or controlled subsidiaries and the Dropdown Predecessor, as described in Note 2 below and variable interest entities (or VIEs) for which Teekay Offshore Partners L.P. or its subsidiaries are the primary beneficiaries (see Note 12) (collectively, the Partnership). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Certain information and footnote disclosures required by GAAP for complete annual financial statements have been omitted and, therefore, these interim financial statements should be read in conjunction with the Partnership’s audited consolidated financial statements for the year ended December 31, 2010, which are included in our Annual Report on Form 20-F. In the opinion of management of our general partner, Teekay Offshore GP L.L.C. (or the General Partner), these interim unaudited consolidated financial statements reflect all adjustments, of a normal recurring nature, necessary to present fairly, in all material respects, the Partnership’s consolidated financial position, results of operations, changes in total equity and cash flows for the interim periods presented. The results of operations for the interim periods presented are not necessarily indicative of those for a full fiscal year. Historically, the utilization of shuttle tankers in the North Sea is higher in the winter months and lower in the summer months, as generally there is higher maintenance in the oil fields during the summer months, which leads to lower oil production, and thus, lower shuttle tanker utilization during that period. Significant intercompany balances and transactions have been eliminated upon consolidation.
2.	Dropdown Predecessor
On April 1, 2010, the Partnership acquired from Teekay Corporation a floating storage and offtake (or FSO) unit, the Falcon Spirit, together with its charter contract. This transaction was accounted for as a business acquisition between entities under common control. As a result, the Partnership’s consolidated statements of income, cash flows and comprehensive income for the three months ended March 31, 2010 have been retroactively adjusted to include the results of the acquired vessel (referred to herein, together with the results of the Cidade de Rio das Ostras (or Rio das Ostras), described below, as the Dropdown Predecessor), from the date that the Partnership and the acquired vessel were both under common control of Teekay Corporation and had begun operations. The vessel began operations under the ownership of Teekay Corporation on December 15, 2009. The effect of adjusting the Partnership’s financial statements to account for the common control transfer of the Falcon Spirit increased the Partnership’s net income and comprehensive income by $0.9 million for the three months ended March 31, 2010.
On October 1, 2010, the Partnership acquired from Teekay Corporation a floating production, storage and offloading (or FPSO) unit, the Rio das Ostras. This transaction was accounted for as a business acquisition between entities under common control. As a result, the Partnership’s consolidated statements of income, cash flows and comprehensive income for the three months ended March 31, 2010 have been retroactively adjusted to include the results of the Rio das Ostras from the date that the Partnership and the acquired vessel were both under common control of Teekay Corporation and had begun operations. Teekay Corporation had an 82% interest in the Rio das Ostras when it commenced operations on April 1, 2008. Teekay Corporation acquired the remaining 18% interest on June 30, 2008. Adjusting the Partnership’s financial statements to account for the common control transfer of the Rio das Ostras decreased the Partnership’s net income and comprehensive income by ($1.4) million and ($1.8) million, respectively, for the three months ended March 31, 2010.
3.	Adoption of New Accounting Policies
In January 2011, the Partnership adopted an amendment to Financial Accounting Standards Board (or FASB) Accounting Standards Codification (or ASC) 605, Revenue Recognition, that provides for a new methodology for establishing the fair value for a deliverable in a multiple-element arrangement. When a vendor specific objective or third-party evidence for deliverables in a multiple-element arrangement cannot be determined, the Partnership will be required to develop a best estimate of the selling price of separate deliverables and to allocate the arrangement consideration using the relative selling price method. The adoption of this standard did not have an impact on the Partnership’s consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
4.	Financial Instruments
a)	Fair Value Measurements
For a description on how the Partnership estimates fair value, see Note 2 in the Partnership’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2010. The estimated fair value of the Partnership’s financial instruments and categorization using the fair value hierarchy for these financial instruments that are measured at fair value on a recurring basis are as follows:

		March 31, 2011		December 31, 2010
		Carrying	Fair	Carrying	Fair
	Fair Value	Amount	Value	Amount	Value
	Hierarchy	Asset (Liability)	Asset (Liability)	Asset (Liability)	Asset (Liability)
	Level (1)	$	$	$	$
Cash and cash equivalents		123,422	123,422	166,483	166,483
Due from affiliates (note 9e)		9,459	9,459	19,135	19,135
Due to affiliates (note 9e)		(84,501)	(84,501)	(67,390)	(67,390)
Long-term debt (note 6)		(1,805,236)	(1,713,398)	(1,717,140)	(1,620,355)
Derivative instruments (note 10)
Interest rate swap agreements	Level 2	(154,775)	(154,775)	(175,784)	(175,784)
Cross currency swap agreement	Level 2	10,503	10,503	4,233	4,233
Foreign currency forward contracts	Level 2	11,432	11,432	6,909	6,909

(1)	The fair value hierarchy level is only applicable to each financial instrument on the consolidated balance sheets that is recorded at fair value on a recurring basis.
The Partnership has determined that there were no non-financial assets or non-financial liabilities carried at fair value at March 31, 2011 and December 31, 2010, except for a 1992-built shuttle tanker, which was written down to an estimated fair value of $11.0 million at December 31, 2010 and a 1993-built conventional tanker, which was written down to an estimated fair value of $16.9 million at March 31, 2011. The fair value of the vessels were determined based on directly observable inputs (level 2).
b)	Financing Receivables
The Partnership employs a number of vessels on long-term time charters and assembles, installs, operates and leases equipment that reduces volatile organic compound emissions (or VOC Equipment) during loading, transportation and storage of oil and oil products. The long-term time-charters and the leasing of the VOC Equipment are accounted for as direct financing leases, with lease payments received by the Partnership being allocated between the net investment in the lease and other income using the effective interest method so as to produce a constant periodic rate of return over the lease term.
The following table contains a summary of the Partnership’s financing receivables by type of borrower and the method by which the Partnership monitors the credit quality of its financing receivables on a quarterly basis:

	Credit Quality Indicator	Grade	March 31, 2011	December 31, 2010
			$	$
Direct financing leases	Payment activity	Performing	65,726	71,570
5.	Segment Reporting
The following tables include results for the Partnership’s segments for the periods presented in these consolidated financial statements:

	Shuttle	Conventional
	Tanker	Tanker	FSO	FPSO
Three Months ended March 31, 2011	Segment	Segment	Segment	Segment	Total
	$	$	$	$	$

Revenues	138,232	35,763	17,491	42,285	233,771
Voyage expenses	19,028	6,146	291	—	25,465
Vessel operating expenses	40,785	5,825	9,148	19,372	75,130
Time-charter hire expense	20,270	—	—	—	20,270
Depreciation and amortization	27,432	6,045	3,181	8,912	45,570
General and administrative (1)	12,482	1,749	1,063	3,436	18,730
Loss on sale of vessel	—	—	171	—	171
Write-down of vessel	—	900	—	—	900
Restructuring charge	1,227	—	2,697	—	3,924

Income from vessel operations	17,008	15,098	940	10,565	43,611

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)

	Shuttle	Conventional
	Tanker	Tanker	FSO	FPSO
Three Months ended March 31, 2010	Segment	Segment	Segment	Segment	Total
	$	$	$	$	$

Revenues	141,993	31,565	20,650	39,371	233,579
Voyage expenses	29,054	5,651	249	—	34,954
Vessel operating expenses	34,163	5,714	8,405	15,106	63,388
Time-charter hire expense	25,038	—	—	—	25,038
Depreciation and amortization	24,955	5,742	5,417	8,894	45,008
General and administrative (1)	11,260	1,193	1,010	3,171	16,634
Restructuring charge	119	—	—	—	119

Income from vessel operations	17,404	13,265	5,569	12,200	48,438

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).
A reconciliation of total segment assets to total assets presented in the accompanying consolidated balance sheets is as follows:

	March 31, 2011	December 31, 2010
	$	$
Shuttle tanker segment	1,691,459	1,711,341
Conventional tanker segment	300,841	304,655
FSO segment	112,522	119,844
FPSO segment	528,590	513,886
Unallocated:
Cash and cash equivalents	123,422	166,483
Other assets	24,826	26,417

Consolidated total assets	2,781,660	2,842,626

6.	Long-Term Debt

	March 31, 2011	December 31, 2010
	$	$
U.S. Dollar-denominated Revolving Credit Facilities due through 2018	1,188,243	1,066,909
Norwegian Kroner Bond due in 2013	108,315	103,061
U.S. Dollar-denominated Term Loans due through 2017	211,423	244,958
U.S. Dollar-denominated Term Loans due through 2023	297,255	302,212

Total	1,805,236	1,717,140
Less current portion	137,468	152,096

Long-term portion	1,667,768	1,565,044

As at March 31, 2011, the Partnership had nine long-term revolving credit facilities, which, as at such date, provided for borrowings of up to $1,446.60 million, of which $258.5 million was undrawn. The total amount available under the revolving credit facilities reduces by $163.8 million (remainder of 2011), $187.0 million (2012), $333.5 million (2013), $659.4 million (2014), $17.5 million (2015) and $85.4 million (thereafter). Six of the revolving credit facilities are guaranteed by the Partnership and certain of its subsidiaries for all outstanding amounts and contain covenants that require the Partnership to maintain the greater of a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of at least $75.0 million and 5.0% of the Partnership’s total consolidated debt. The Partnership also has a revolving credit facility of which Teekay Corporation guarantees $65.0 million of the final repayment. In addition to the Partnership covenants described above, Teekay Corporation is also required to maintain the greater of a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of at least $50.0 million and 5.0% of Teekay Corporation’s total consolidated debt which has recourse to Teekay Corporation. The remaining two revolving credit facilities are guaranteed by Teekay Corporation and contain covenants that require Teekay Corporation to maintain the greater of a minimum liquidity (cash and cash equivalents) of at least $50.0 million and 5.0% of Teekay Corporation’s total consolidated debt which has recourse to Teekay Corporation. The revolving credit facilities are collateralized by first-priority mortgages granted on 35 of the Partnership’s vessels, together with other related security.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
On November 30, 2010, the Partnership issued NOK 600 million in senior unsecured bonds that mature in November 2013 in the Norwegian bond market. The Partnership capitalized issuance costs of $1.3 million, which is recorded in other non-current assets in the consolidated balance sheet and is amortized over the term of the senior unsecured bonds. The bonds have been listed on the Oslo Stock Exchange. Interest payments on the senior unsecured bonds are based on NIBOR plus a margin of 4.75%. The Partnership entered into a cross currency swap to swap the interest payments from NIBOR into LIBOR and principal from Norwegian Kroner to US dollars. (See Note 10).
As at March 31, 2011, five of the Partnership’s 50% owned subsidiaries each had an outstanding term loan, which in the aggregate totaled $211.4 million. The term loans reduce over time with quarterly and semi-annual payments and have varying maturities through 2017. These term loans are collateralized by first-priority mortgages on the five vessels to which the loans relate, together with other related security. As at March 31, 2011, the Partnership had guaranteed $59.7 million of these term loans, which represents its 50% share of the outstanding vessel mortgage debt of four of these 50% owned subsidiaries. The other owner and Teekay Corporation have guaranteed $105.7 million and $46.0 million, respectively.
As at March 31, 2011, the Partnership had term loans outstanding for the shuttle tankers the Amundsen Spirit and the Nansen Spirit, which in the aggregate totaled $184.7 million. For each of these loans, one tranche reduces in semi-annual payments while the other tranche correspondingly is drawn up every six months with a final $29.1 million bullet payment per vessel due 12 years and three months from each vessel delivery date. These term loans are collateralized by first-priority mortgages on the vessels to which the loans relate, together with other related security and are guaranteed by Teekay Corporation.
As at March 31, 2011, the Partnership had term loans outstanding for the Rio das Ostras FPSO unit and the shuttle tanker the Peary Spirit, which in the aggregate totaled $112.6 million and are guaranteed by Teekay Corporation. The term loans reduce over time with quarterly and semi-annual payments and have varying maturities through 2023. These term loans are collateralized by first-priority mortgages on the vessels to which the loans relate, together with other related security.
Interest payments on the revolving credit facilities and the term loans are based on LIBOR plus a margin. At March 31, 2011, the margins ranged between 0.30% and 3.25%. The weighted-average effective interest rate on the Partnership’s variable rate long-term debt as at March 31, 2011 was 1.5%. This rate does not include the effect of the Partnership’s interest rate swaps (see Note 10).
The aggregate annual long-term debt principal repayments required to be made subsequent to March 31, 2011 are $122.0 million (remainder of 2011), $201.5 million (2012), $350.3 million (2013), $799.1 million (2014), $53.7 million (2015), and $278.6 million (thereafter).
As at March 31, 2011, the Partnership and Teekay Corporation were in compliance with all covenants related to the credit facilities and long-term debt.
7.	Restructuring Charge
During the three months ended March 31, 2011, the Partnership sold the FSO unit, Karratha Spirit, and the time-charter contract for the Basker Spirit was terminated. The Partnership committed to plans for termination of the employment of certain seafarers of the two vessels. Under the plans, the Partnership recorded restructuring charges of approximately $3.9 million during the three months ended March 31, 2011. At March 31, 2011, restructuring liabilities of $3.8 million were recorded in accrued liabilities.
During the year ended December 31, 2010, the Partnership completed the remaining reflagging of two of its vessels from Norwegian flag to Bahamian flag and changed the nationality mix of its crews. The Partnership commenced the reflagging of a total of seven vessels in March 2009. During the three months ended March 31, 2010, the Partnership incurred $0.1 million in restructuring costs.
8.	Other Income — Net

	Three Months Ended March 31,
	2011	2010
	$	$
Volatile organic compound emissions plant lease income	961	1,510
Miscellaneous	349	971

Other income — net	1,310	2,481

9.	Related Party Transactions and Balances
a)
On March 8, 2011, the Partnership acquired Teekay Corporation’s 49% interest in Teekay Offshore Operating L.P. (or OPCO) for a combination of $175 million in cash (less $15 million in distributions made by OPCO to Teekay Corporation between December 31, 2010 and the date of acquisition) and the issuance of 7.6 million of the Partnership’s common units to Teekay Corporation and a 2% proportionate interest to the General Partner in a private placement (see Note 13). The acquisition increased the Partnership’s ownership of OPCO to 100%. The excess of the proceeds paid by the Partnership over Teekay Corporation’s historical book value of $128.0 million for the 49% interest in OPCO was accounted for as an equity distribution to Teekay Corporation of $258.3 million.

b)
On April 1, 2010, the Partnership acquired Teekay Corporation’s 100% interest in an FSO unit, the Falcon Spirit, together with its charter contract, for a purchase price of $44.1 million. The purchase was partially financed through proceeds from a public offering of common units. The Falcon Spirit is chartered to a subsidiary of Occidental Petroleum of Qatar Ltd., on a fixed-rate time charter contract for 7.5 years (beginning December 2009) with an option for the charterer to extend the contract for an additional 1.5 years. The acquisition consisted of the Partnership acquiring Teekay Corporation’s equity interest in Teekay Al Raayan LLC for $11.3 million and Teekay Corporation’s interest in amounts due to Teekay Corporation from Teekay Al Raayan LLC for $32.8 million.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
For the three months ended March 31, 2010, $0.3 million of general and administrative expenses (consisting primarily of vessel management fees and legal and professional fees) and $0.4 million of interest expense from credit facilities that were used to finance the acquisition of the Falcon Spirit were incurred by Teekay Corporation and have been allocated to the Partnership as part of the results of the Dropdown Predecessor.
c)
On October 1, 2010, the Partnership acquired from Teekay Corporation the Rio das Ostras FPSO unit, which is on a long-term charter to Petroleo Brasileiro SA (or Petrobras), for a purchase price of $157.7 million, plus working capital of $12.4 million. The purchase agreement provides that Teekay Corporation shall reimburse the Partnership for upgrade costs in excess of the upgrade estimate as of the closing date. During the three months ended March 31, 2011, Teekay Corporation reimbursed the Partnership for $1.0 million of such upgrade costs, which is reflected as a capital contribution.

For the three months ended March 31, 2010, the following costs attributable to the operations of the Rio das Ostras were incurred by Teekay Corporation, and have been allocated to the Partnership as part of the results of the Dropdown Predecessor:
•
General and administrative expenses (consisting primarily of salaries, defined benefit pension plan benefits, and other employee related costs, office rent, legal and professional fees, and travel and entertainment) of $1.8 million.

•	Interest expense from credit facilities that were used to finance the acquisition of the Rio das Ostras of $0.5 million.
•	Loss from changes in the foreign exchange rate on the foreign exchange forward contracts of ($0.1) million is reflected in other comprehensive income.
d)
During the three months ended March 31, 2011, nine conventional tankers, two shuttle tankers and two FSO units of the Partnership were employed on long-term charter contracts with subsidiaries of Teekay Corporation, and two conventional tankers of the Partnership were employed on long-term charter contracts with a joint venture in which Teekay Corporation has a 50% interest. Teekay Corporation and its wholly owned subsidiaries provide substantially all of the Partnership’s commercial, technical, crew training, strategic and administrative services needs. In addition, the Partnership reimburses the General Partner for all expenses incurred by the General Partner that are necessary or appropriate for the conduct of the Partnership’s business. Revenues (expenses) from such related party transactions were as follows:

	Three Months Ended March 31,
	2011	2010
	$	$
Revenues(1)	42,288	37,780
Vessel operating expenses(2)	(1,256)	(1,066)
General and administrative(3)(4)(5)	(14,688)	(12,262)
Interest expense(6)	—	(2,240)

(1)	Revenue from long-term charter contracts with subsidiaries or affiliates of Teekay Corporation.

(2)	Crew training fees charged from Teekay Corporation.

(3)	Commercial, technical, strategic and administrative management fees charged from Teekay Corporation.

(4)	Amounts include $0.1 million in 2011 and $0.2 million in 2010 of reimbursements of costs incurred by the General Partner.

(5)	Amounts are net of $0.9 million in 2011 and $0.9 million in 2010 of management fees from ship management services provided by the Partnership to a subsidiary of Teekay Corporation.

(6)	Interest paid to Teekay Corporation for financing the Partnership’s acquisition of a FPSO unit and interest allocated from Teekay Corporation as a result of the Dropdown Predecessor.
e)
At March 31, 2011, due from affiliates totaled $9.5 million (December 31, 2010 — $19.1 million) and due to affiliates totaled $84.5 million (December 31, 2010 — $67.4 million). Due to and from affiliates are non-interest bearing and unsecured and are expected to be settled within the next fiscal year in the normal course of operations.

10.	Derivative Instruments and Hedging Activities
The Partnership uses derivatives to manage certain risks in accordance with its overall risk management policies.
Foreign Exchange Risk
The Partnership economically hedges portions of its forecasted expenditures denominated in foreign currencies with foreign currency forward contracts. Certain foreign currency forward contracts are designated, for accounting purposes, as cash flow hedges of forecasted foreign currency expenditures.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
As at March 31, 2011, the Partnership was committed to the following foreign currency forward contracts:

	Contract Amount	Fair Value / Carrying
	in Foreign	Amount of Asset/(Liability)		Average	Expected Maturity
	Currency	(in thousands of U.S. Dollars)		Forward	2011	2012
	(thousands)	Hedge	Non-hedge	Rate (1)	(in thousands of U.S. Dollars)
Norwegian Kroner	515,000	3,441	6,742	6.33	43,812	37,585
British Pound	3,840	—	308	0.66	3,907	1,919
Euro	14,323	—	941	0.74	13,058	6,176

		3,441	7,991		60,777	45,680

(1)	Average forward rate represents the contracted amount of foreign currency one U.S. Dollar will buy.
The Partnership incurs interest expense on its Norwegian Kroner-denominated bonds. The Partnership entered into a cross currency swap to economically hedge the foreign exchange risk on the principal and interest. As at March 31, 2011, the Partnership was committed to one cross currency swap with the notional amounts of NOK 600 million and $98.5 million, which exchanges a receipt of floating interest based on NIBOR plus a margin 4.75% with a payment of floating interest based on LIBOR plus a margin of 5.04%. In addition, the cross currency swap locks in the transfer of principal to $98.5 million upon maturity in exchange for NOK 600 million. The fair value of the swap as at March 31, 2011 was $10.5 million.
Interest Rate Risk
The Partnership enters into interest rate swaps, which exchange a receipt of floating interest for a payment of fixed interest to reduce the Partnership’s exposure to interest rate variability on its outstanding floating-rate debt. The Partnership has not designated, for accounting purposes, its interest rate swaps as cash flow hedges of its U.S. Dollar LIBOR-denominated borrowings.
As at March 31, 2011, the Partnership was committed to the following interest rate swap agreements:

			Fair Value /
			Carrying	Weighted-
			Amount of	Average	Fixed
	Interest	Principal	Assets	Remaining	Interest
	Rate	Amount	(Liability)	Term	Rate
	Index	$	$	(years)	(%)(1)
U.S. Dollar-denominated interest rate swaps	LIBOR	800,000	(96,974)	12.4	4.6
U.S. Dollar-denominated interest rate swaps (2)	LIBOR	730,271	(57,801)	5.9	3.9

		1,530,271	(154,775)

(1)	Excludes the margin the Partnership pays on its variable-rate debt, which as at March 31, 2011, ranged between 0.30% and 3.25%.

(2)	Principal amount reduces quarterly or semi-annually.
Tabular disclosure
The following table presents the location and fair value amounts of derivative instruments, segregated by type of contract, on the Partnership’s balance sheets.

	Current			Current
	portion of			portion of
	derivative	Derivative	Accrued	derivative	Derivative
	assets	assets	liabilities	liabilities	liabilities
As at March 31, 2011
Foreign currency contracts — cash flow hedges	2,406	1,035	—	—	—
Foreign currency contracts — not designated as hedges	5,843	2,267	—	(119)	—
Cross currency swap — not designated as hedges	2,696	7,567	240	—	—
Interest rate swaps — not designated as hedges	—	—	(10,694)	(46,391)	(97,690)

	10,945	10,869	(10,454)	(46,510)	(97,690)

As at December 31, 2010
Foreign currency contracts — cash flow hedges	1,606	718	—	(47)	—
Foreign currency contracts — not designated as hedges	2,543	2,481	—	(361)	(31)
Cross currency swap — not designated as hedges	2,031	2,003	199	—	—
Interest rate swaps — not designated as hedges	—	—	(10,939)	(45,385)	(119,460)

	6,180	5,202	(10,740)	(45,793)	(119,491)

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
For the periods indicated, the following table presents the effective portion of gains (losses) on foreign currency forward contracts designated and qualifying as cash flow hedges that were (1) recognized in other comprehensive income, (2) recorded in accumulated other comprehensive income (or AOCI) during the term of the hedging relationship and reclassified to earnings, and (3) recognized in the ineffective portion of gains (losses) on derivative instruments designated and qualifying as cash flow hedges.

Three Months Ended March 31, 2011				Three Months Ended March 31, 2010
Balance				Balance
Sheet				Sheet
(AOCI)	Statement of Income			(AOCI)	Statement of Income
Effective	Effective	Ineffective		Effective	Effective	Ineffective
Portion	Portion	Portion		Portion	Portion	Portion

1,983	607	(184)	Vessel operating expenses	(2,355)	(48)	(1,125)	Vessel operating expenses

	158	130	General and administrative expenses		(665)	(712)	General and administrative expenses

1,983	765	(54)		(2,355)	(713)	(1,837)

As at March 31, 2011, the Partnership’s accumulated other comprehensive income consisted of unrealized gains on foreign currency forward contracts designated as cash flow hedges. As at March 31, 2011, the Partnership estimated, based on the current foreign exchange rates, that it would reclassify approximately $7.1 million of net gains on foreign currency forward contracts from accumulated other comprehensive income to earnings during the next 12 months.
Realized and unrealized (losses) gains of interest rate swaps and foreign currency forward contracts that are not designated for accounting purposes as cash flow hedges, are recognized in earnings and reported in realized and unrealized (losses) gains on non-designated derivatives in the consolidated statements of income. The effect of the (loss) gain on derivatives not designated as hedging instruments on the consolidated statements of income is as follows:

	Three Months Ended March 31,
	2011	2010
	$	$
Realized (losses) gains relating to:
Interest rate swaps	(13,702)	(12,787)
Foreign currency forward contracts	418	(155)

	(13,284)	(12,942)

Unrealized gains (losses) relating to:
Interest rate swaps	20,765	(10,949)
Foreign currency forward contracts	3,359	(584)

	24,124	(11,533)

Total realized and unrealized gains (losses) on non-designated derivative instruments	10,840	(24,475)

Realized and unrealized gains of the cross currency swap are recognized in earnings and reported in foreign exchange (loss) gain in the consolidated statements of income. For the three months ended March 31, 2011, an unrealized gain of $6.2 million (2010 — $nil) and a realized gain of $0.7 million (2010 — $nil) were recognized in earnings.
The Partnership is exposed to credit loss in the event of non-performance by the counter-parties to the foreign currency forward contracts and the interest rate swap agreements. In order to minimize counterparty risk, the Partnership only enters into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transactions. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
11.	Income Tax (Expense) Recovery
The components of the provision for income tax (expense) recovery are as follows:

	Three Months Ended March 31,
	2011	2010
	$	$
Current	(1,484)	(1,775)
Deferred	(1,169)	8,686

Income tax (expense) recovery	(2,653)	6,911

12.	Commitments and Contingencies
a)
During 2010, an unrelated party contributed a shuttle tanker with a value of $35.0 million to a subsidiary of OPCO for a 33% equity interest in the subsidiary. The equity issuance resulted in a dilution loss of $7.4 million. The non-controlling interest owner in the subsidiary holds a put option which, if exercised, would obligate OPCO to purchase the non-controlling interest owner’s 33% share in the entity for cash in accordance with a defined formula. The redeemable non-controlling interest is subject to remeasurement if the formulaic redemption amount exceeds the carrying value.

b)
The Partnership may, from time to time, be involved in legal proceedings and claims that arise in the ordinary course of business. The Partnership believes that any adverse outcome, individually or in the aggregate, of any existing claims would not have a material effect on its financial position, results of operations or cash flows, when taking into account its insurance coverage and indemnifications from charterers or Teekay Corporation.

c)
The Partnership consolidates certain VIEs. In general, a VIE is a corporation, partnership, limited-liability company, trust or any other legal structure used to conduct activities or hold assets that either (1) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (2) has a group of equity owners that are unable to make significant decisions about its activities, or (3) has a group of equity owners that do not have the obligation to absorb losses or the right to receive returns generated by its operations. A party that is a variable interest holder is required to consolidate a VIE if it has both (a) the power to direct the activities of a VIE that most significantly impact the entity’s economic performance and (b) the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE.

On October 1, 2010, OPCO agreed to acquire all of Teekay Corporation’s interests in the Peary Spirit LLC, which owns the newbuilding shuttle tanker, Peary Spirit. On that date the Peary Spirit LLC became a VIE and the Partnership became its primary beneficiary. The Partnership consolidates the Peary Spirit LLC in its consolidated financial statements effective October 1, 2010. The purchase of the Peary Spirit LLC is expected to coincide with the commencement of the time-charter contract for the Peary Spirit in July 2011.
The following table summarizes the balance sheets of the Peary Spirit LLC as at March 31, 2011 and December 31, 2010:

	As at	As at
	March 31, 2011	December 31, 2010
	$	$
ASSETS
Vessels and equipment
Advances on newbuilding contracts	53,680	52,195
Other assets	1,486	1,486

Total assets	55,166	53,681

LIABILITIES AND DEFICIT
Accrued liabilities	60	56
Current portion of long-term debt	1,037	1,037
Advances from affiliates	30,241	28,760
Long-term debt	23,843	23,843

Total liabilities	55,181	53,696
Total deficit	(15)	(15)

Total liabilities and total deficit	55,166	53,681

The assets and liabilities of Peary Spirit LLC are reflected in the Partnership’s consolidated financial statements at historical cost as the Partnership and the VIE are under common control. The Partnership’s maximum exposure to loss as of March 31, 2011, as a result of its commitment to purchase Teekay Corporation’s interests in the Peary Spirit LLC, is limited to the purchase price of its interest in the Peary Spirit, which is expected to be approximately $133 million. The assets of the Peary Spirit LLC cannot be used by the Partnership and the creditors of the Peary Spirit LLC have no recourse to the general credit of the Partnership.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
13.	Partners’ Equity and Net Income Per Unit
Private Placement
On March 8, 2011, the Partnership issued 7.6 million common units to Teekay Corporation and a 2% proportionate interest to the General Partner as part of the consideration for the Partnership’s acquisition of the remaining interests in OPCO (see Note 9a). As a result of the transaction, Teekay Corporation’s ownership of the Partnership was increased from 28.26% to 36.90%, including the 2% General Partner interest.
Net Income Per Unit
Net income per unit is determined by dividing net income, after deducting the amount of net income attributable to the Dropdown Predecessor, the non-controlling interest and the General Partner’s interest, by the weighted-average number of units outstanding during the applicable period.
The General Partner’s and common unit holders’ interests in net income are calculated as if all net income was distributed according to the terms of the Partnership’s partnership agreement, regardless of whether those earnings would or could be distributed. The partnership agreement does not provide for the distribution of net income; rather, it provides for the distribution of available cash, which is a contractually defined term that generally means all cash on hand at the end of each quarter less the amount of cash reserves established by the Partnership’s board of directors to provide for the proper conduct of the Partnerships’ business including reserves for maintenance and replacement capital expenditure and anticipated credit needs. Unlike available cash, net income is affected by non-cash items such as depreciation and amortization, unrealized gains and losses on derivative instruments and foreign currency translation gains.
During the three months ended March 31, 2011 and 2010, cash distributions exceeded $0.4025 per unit and, consequently, the assumed distributions of net income resulted in the use of the increasing percentages to calculate the General Partner’s interest in net income for the purposes of the net income per unit calculation.
Pursuant to the partnership agreement, allocations to partners are made on a quarterly basis.
14.	Supplemental Cash Flow Information
a)
The Partnership’s consolidated statement of cash flows for the three months ended March 31, 2010 reflects the Dropdown Predecessor as if the Partnership had acquired the Dropdown Predecessor when the vessels began operations under the ownership of Teekay Corporation. For non-cash changes related to the Dropdown Predecessor, see Note 9.

b)	The contribution from the non-controlling interest owner described in Note 12a has been treated as a non-cash transaction in the Partnership’s consolidated statement of cash flows.
15.	Write-down of Vessel
The Partnership’s consolidated statement of income for three months ended March 31, 2011 includes a total write-down of $0.9 million for impairment on a 1993-built conventional tanker, as the conventional tanker’s carrying value exceeded its estimated fair value. The fair value of the conventional tanker was calculated based on the value of its estimated discounted cash flows which primarily includes an estimated sales price of the vessel. The write-down is included within the Partnership’s conventional tanker segment.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
MARCH 31, 2011
PART I — FINANCIAL INFORMATION

ITEM 2 —	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
OVERVIEW
We are an international provider of marine transportation, oil production and storage services to the offshore oil industry. We operate shuttle tankers, floating storage and offtake (or FSO) units, floating production, storage and offloading (or FPSO) units and conventional crude oil tankers.
SIGNIFICANT DEVELOPMENTS
On March 8, 2011, we acquired the remaining 49% interest in Teekay Offshore Operating L.P. (or OPCO) from Teekay Corporation for a combination of $175 million in cash (less $15 million in distributions made by OPCO to Teekay Corporation between December 31, 2010 and the date of acquisition) and 7.6 million of common units (and associated General Partner interest) to Teekay Corporation.
On October 1, 2010, we agreed to acquire from Teekay Corporation a newbuilding shuttle tanker, the Peary Spirit, for approximately $133 million, concurrent with the commencement of its time-charter contract in July 2011. Teekay Corporation is obligated to offer the Partnership an additional shuttle tanker newbuilding (the Scott Spirit) within 365 days after its delivery, provided the vessel is servicing a charter contract in excess of three years in length.
Potential Additional Shuttle Tanker, FSO and FPSO Projects
Pursuant to an omnibus agreement we entered into in connection with our initial public offering in December 2006, Teekay Corporation is obligated to offer to us its interest in certain shuttle tankers, FSO units, FPSO units and joint ventures it may acquire in the future, provided the vessels are servicing contracts with remaining durations of three years or greater. We also may acquire other vessels that Teekay Corporation may offer us from time to time in the future.
Pursuant to the omnibus agreement and a subsequent agreement, Teekay Corporation is obligated to offer to sell to us the Petrojarl Foinaven FPSO, an existing FPSO unit of Teekay Petrojarl AS (or Teekay Petrojarl), a wholly owned subsidiary of Teekay Corporation, prior to July 9, 2012. The purchase price for the Petrojarl Foinaven FPSO would be its fair market value plus any additional tax or other similar costs to Teekay Petrojarl that would be required to transfer the FPSO unit to us.
On October 19, 2010, Teekay Corporation announced that it had signed a contract with Petroleo Brasileiro SA (or Petrobras) to provide a FPSO unit for the Tiro and Sidon fields located in the Santos Basin offshore Brazil. The contract with Petrobras will be serviced by a newly converted FPSO unit, to be named the Petrojarl Cidade de Itajai, which is currently under conversion from an existing Aframax tanker at Sembcorp Marine’s Jurong Shipyard in Singapore, for a total estimated cost of approximately $370 million. This new FPSO is scheduled to deliver in the second quarter of 2012 when it will commence operations under a nine-year, fixed-rate time-charter contract with Petrobras with six additional one-year extension options. Pursuant to the omnibus agreement, Teekay Corporation is obligated to offer to us its interest in this FPSO unit at Teekay Corporation’s fully built-up cost within 365 days after the commencement of the charter to Petrobras.
Teekay Corporation recently entered into a joint venture agreement with Odebrecht Oil & Gas S.A. (a member of the Odebrecht group) to jointly pursue FPSO projects in Brazil. Teekay Corporation and Odebrecht are 50% partners in the Tiro Sidon FPSO project and are currently working on potential FPSO project opportunities which, pursuant to the omnibus agreement, may result in the future sale of new FPSO units to us.
Teekay Corporation recently signed a Letter of Intent with a major oil and gas company to provide a new harsh weather FPSO which will operate in the North Sea. Teekay Corporation has been involved in the front-end engineering and design study for this project over the past several months, and is currently working towards finalizing a contract with the customer. In connection with this project, Teekay Corporation recently signed a conditional contract with Samsung Heavy Industries to construct a newbuilding FPSO unit. If Teekay Corporation is awarded an operating contract that is three years or greater in duration, pursuant to the omnibus agreement, Teekay Corporation would be obligated to offer to us its interest in this FPSO project at Teekay Corporation’s fully built-up cost within 365 days after the commencement of the charter.
RESULTS OF OPERATIONS
There are a number of factors that should be considered when evaluating our historical financial performance and assessing our future prospects and we use a variety of financial and operational terms and concepts when analyzing our results of operations. These can be found in Item 5 — Operating and Financial Review and Prospects in our Annual Report on Form 20-F for the year ended December 31, 2010. In accordance with United States generally accepted accounting principles (or GAAP), we report gross revenues in our income statements and include voyage expenses among our operating expenses. However, shipowners base economic decisions regarding the deployment of their vessels upon anticipated time charter equivalent (or TCE) rates, and industry analysts typically measure bulk shipping freight rates in terms of TCE rates. This is because under time charters and bareboat charters the customer usually pays the voyage expenses, while under voyage charters and contracts of affreightment the shipowner usually pays the voyage expenses, which typically are added to the hire rate at an approximate cost. Accordingly, the discussion of revenue below focuses on net revenues (i.e. revenues less voyage expenses) and TCE rates of our four reportable segments where applicable. TCE rates represent net revenues divided by revenue days. Please read Item 1 — Financial Statements: Note 5 — Segment Reporting.
We manage our business and analyze and report our results of operations on the basis of four business segments: the shuttle tanker segment, the conventional tanker segment, the FSO segment and the FPSO segment, each of which are discussed below.

Shuttle Tanker Segment
As at March 31, 2011, our shuttle tanker fleet consisted of 35 vessels that operate under fixed-rate contracts of affreightment, time charters and bareboat charters. Of the 35 shuttle tankers, six were owned through 50% owned subsidiaries, three through a 67% owned subsidiary and five were chartered-in. All of these shuttle tankers provide transportation services to energy companies, primarily in the North Sea and Brazil. Our shuttle tankers service the conventional spot market from time to time.
The following table presents our shuttle tanker segment’s operating results for the three months ended March 31, 2011 and 2010, and compares its net revenues (which is a non-GAAP financial measure) for the three months ended March 31, 2011 and 2010 to revenues, the most directly comparable GAAP financial measure, for the same periods. The following table also provides a summary of the changes in calendar-ship-days by owned and chartered-in vessels for our shuttle tanker segment:

(in thousands of U.S. dollars, except	Three Months Ended March 31,
calendar-ship-days and percentages)	2011	2010	% Change

Revenues	138,232	141,993	(2.6)
Voyage expenses	19,028	29,054	(34.5)

Net revenues	119,204	112,939	5.5
Vessel operating expenses	40,785	34,163	19.4
Time-charter hire expense	20,270	25,038	(19.0)
Depreciation and amortization	27,432	24,955	9.9
General and administrative (1)	12,482	11,260	10.9
Restructuring charge	1,227	119	931.1

Income from vessel operations	17,008	17,404	(2.3)

Calendar-Ship-Days
Owned Vessels	2,700	2,465	9.5
Chartered-in Vessels	541	676	(20.0)

Total	3,241	3,141	3.2

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the shuttle tanker segment based on estimated use of corporate resources).
The average size of our owned shuttle tanker fleet for the three months ended March 31, 2011 increased compared to the same period last year, primarily due to:
•
the purchase from Teekay Corporation of two newbuilding shuttle tankers, the Amundsen Spirit and the Nansen Spirit, in October 2010 and December 2010, respectively (or the 2010 Newbuilding Shuttle Tanker Acquisitions); and

•	the acquisition of one previously chartered-in vessel in February 2010 by our majority owned subsidiary (or the 2010 Shuttle Tanker Acquisition).
The average size of our chartered-in shuttle tanker fleet decreased for the three months ended March 31, 2011, compared to the same period last year, primarily due to:
•	the redelivery of two chartered-in vessels to their owners in February 2010 and November 2010, respectively; and
•	the 2010 Shuttle Tanker Acquisition.
Net Revenues. Net revenues increased for the three months ended March 31, 2011 from the same period last year, primarily due to:
•	an increase of $10.5 million for the three months ended March 31, 2011 due to the 2010 Newbuilding Shuttle Tanker Acquisitions;
•
an increase of $8.7 million for the three months ended March 31, 2011 due to a net increase in rates as provided in certain contracts of affreightment, bareboat and time-charter contracts as well as from entering into new contracts during 2010; and

•	an increase of $1.8 million for the three months ended March 31, 2011 due to an increase in reimbursable bunker costs as provided for in new contracts during 2010;
partially offset by
•
a decrease of $11.9 million for the three months ended March 31, 2011 due to fewer revenue days from our shuttle tankers due to declining oil production at mature oil fields in the North Sea and a decrease in revenue days in the conventional spot market from decreased demand for conventional crude transportation;

•
a net decrease of $1.6 million for the three months ended March 31, 2011 compared to the same period last year due to an increase in the number of offhire days resulting from more scheduled drydockings in the time-chartered fleet and higher unexpected repair offhire days;

•	a decrease of $0.9 million for the three months ended March 31, 2011 due to the redelivery of one vessel in March 2011 as it completed its time-charter agreement; and
•	a decrease of $0.5 million for the three months ended March 31, 2011 due to higher bunker prices as compared to the same period last year.

Vessel Operating Expenses. Vessel operating expenses increased for the three months ended March 31, 2011 from the same period last year, primarily due to:
•	an increase of $3.5 million for the three months ended March 31, 2011 due to the 2010 Newbuilding Shuttle Tanker Acquisitions;
•
an increase of $3.3 million for the three months ended March 31, 2011 due to an increase in the number of vessels drydocked, and costs related to services and spares. Certain repair and maintenance items are more efficient to complete while a vessel is in drydock. Consequently, repair and maintenance costs will typically increase in periods when there is an increase in the number of vessels drydocked; and

•	an increase of $1.1 million for the three months ended March 31, 2011 in crew and manning costs as compared to the same period last year resulting primarily from a planned increase in wages;
partially offset by
•
a decrease of $0.8 million for the three months ended March 31, 2011 relating to the net realized and unrealized changes in fair value of our foreign currency forward contracts that are or have been designated as hedges for accounting purposes; and

•	a decrease of $0.8 million for the three months ended March 31, 2011 relating to the settlement of a claim from a customer in 2010.
Time-Charter Hire Expense. Time-charter hire expense decreased for the three months ended March 31, 2011 from the same period last year, primarily due to:
•	a decrease of $5.3 million for the three months ended March 31, 2011 due to the redelivery of two chartered-in vessels to their owners in February 2010 and November 2010; and
•	a decrease of $2.3 million for the three months ended March 31, 2011 due to the 2010 Shuttle Tanker Acquisition;
partially offset by
•	an increase of $2.2 million for the three months ended March 31, 2011 due to increased spot in-chartering of vessels;
•	an increase of $0.5 million for the three months ended March 31, 2011 due to less off-hire in the in-chartered fleet; and
•	an increase of $0.4 million for the three months ended March 31, 2011 due to an increase in rates on certain contracts in the in-chartered fleet.
Depreciation and Amortization Expense. Depreciation and amortization expense increased for the three months ended March 31, 2011 from the same period last year, primarily due to the 2010 Newbuilding Shuttle Tanker Acquisitions and the 2010 Shuttle Tanker Acquisition.
Restructuring Charges. Restructuring charges were $1.2 million for the three months ended March 31, 2011 resulting from the termination of the charter contract of one of our vessels. Restructuring charges were $0.1 million for the three months ended March 31, 2010, relating to the completion of the reflagging of seven of our vessels from Norwegian flag to Bahamian flag and a change in the nationality mix of our crews. Under this plan, we recorded restructuring charges of approximately $4.9 million in total since the plan began in 2009.
Conventional Tanker Segment
We have a fleet of 11 Aframax conventional crude oil tankers, nine of which operate under fixed-rate time charters with Teekay Corporation. The remaining two vessels, which have additional equipment for lightering, operate under fixed-rate bareboat charters with Skaugen PetroTrans, Teekay Corporation’s 50% owned joint venture.

The following table presents our conventional tanker segment’s operating results for the three months ended March 31, 2011 and 2010, and compares its net revenues (which is a non-GAAP financial measure) for the three months ended March 31, 2011 and 2010 to revenues, the most directly comparable GAAP financial measure, for the same periods. The following table also provides a summary of the changes in calendar-ship-days by owned vessels for our conventional tanker segment:

(in thousands of U.S. dollars, except	Three Months Ended March 31,
calendar-ship-days and percentages)	2011	2010	% Change

Revenues	35,763	31,565	13.3
Voyage expenses	6,146	5,651	8.8

Net revenues	29,617	25,914	14.3
Vessel operating expenses	5,825	5,714	1.9
Depreciation and amortization	6,045	5,742	5.3
General and administrative (1)	1,749	1,193	46.6
Write-down of vessel	900	—	100.0

Income from vessel operations	15,098	13,265	13.8

Calendar-Ship-Days
Owned Vessels	990	990	—

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the conventional tanker segment based on estimated use of corporate resources).
Net Revenues. Net revenues increased for the three months ended March 31, 2011 from the same period last year primarily due to a net increase of $3.5 million in net bunker revenues for the three months ended March 31, 2011 due to an increase in bunker index prices compared to the same period last year.
Depreciation and Amortization Expense. Depreciation and amortization expense increased for the three months ended March 31, 2011 from the same period last year primarily due to increased drydockings in the last three quarters of 2010.
Write-down of Vessel. Write down of vessel for the three months ended March 31, 2011 relates to the valuation impairment of one conventional tanker. The vessel’s carrying value exceeded its estimated fair value due to an expected sale of the vessel and termination of its existing charter contract. The fair value of the vessel was written-down based on the value of its projected discounted cash flows.
FSO Segment
Our FSO fleet consists of five vessels that operate under fixed-rate time charters or fixed-rate bareboat charters. FSO units provide an on-site storage solution to oil field installations that have no oil storage facilities or that require supplemental storage. Our revenues and vessel operating expenses for the FSO segment are affected by fluctuations in currency exchange rates, as a significant component of revenues are earned and vessel operating expenses are incurred in Norwegian Kroner and Australian Dollars for certain vessels. The strengthening of the U.S. Dollar relative to the Norwegian Kroner and Australian Dollar may result in a significant decrease in our revenues and a decrease in vessel operating expenses.
The following table presents our FSO segment’s operating results for the three months ended March 31, 2011 and 2010, and compares its net revenues (which is a non-GAAP financial measure) for the three months ended March 31, 2011 and 2010 to revenues, the most directly comparable GAAP financial measure, for the same periods. The following table also provides a summary of the changes in calendar-ship-days for our FSO segment:

(in thousands of U.S. dollars, except	Three Months Ended March 31,
calendar-ship-days and percentages)	2011	2010	% Change

Revenues	17,491	20,650	(15.3)
Voyage expenses	291	249	16.9

Net revenues	17,200	20,401	(15.7)
Vessel operating expenses	9,148	8,405	8.8
Depreciation and amortization	3,181	5,417	(41.3)
General and administrative (1)	1,063	1,010	5.2
Loss on sale of vessel	171	—	100.0
Restructuring charge	2,697	—	100.0

Income from vessel operations	940	5,569	(83.1)

Calendar-Ship-Days
Owned Vessels	527	540	(2.4)

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the FSO segment based on estimated use of corporate resources).
We acquired the Falcon Spirit from Teekay Corporation in April 2010. However, as a result of the inclusion of the Dropdown Predecessor, the Falcon Spirit has been included for accounting purposes in our results as if it was acquired on December 15, 2009, when the vessel began operations under the ownership of Teekay Corporation. Please read Note 2 to our Consolidated Financial Statements included in this report.

On March 18, 2011 we sold one of our FSO units, the Karratha Spirit for proceeds of $5.1 million, resulting in a loss of $0.2 million. As described below, we committed to plans for termination of the employment of certain seafarers of this vessel resulting in restructuring charges.
Net Revenues. Net revenues decreased for the three months ended March 31, 2011 from the same period last year, primarily due to:
•
a decrease of $3.5 million for the three months ended March 31, 2011 due to a lower charter rate on the Navion Saga in accordance with the charter contract that took effect in the second quarter of 2010 and a one-time reimbursement from customers for certain crewing costs in the three months ended March 31, 2010; and

•	a decrease of $0.5 million for the three months ended March 31, 2011 due to lower revenues related to the sale of the Karratha Spirit;
partially offset by
•	an increase of $0.7 million for the three months ended March 31, 2011 due to foreign currency exchange differences as compared to the same period last year.
Vessel Operating Expenses. Vessel operating expenses increased $0.5 million for the three months ended March 31, 2011 from the same period last year, primarily due to the weakening of the U.S. Dollar against the Australian Dollar compared to the same period last year.
Depreciation and amortization. Depreciation decreased by $2.2 million for the three months ended March 31, 2011 from the same period last year as the costs relating to the conversion of the Navion Saga from a shuttle tanker to an FSO unit were fully depreciated at the end of the fixed term of its contract in April 2010.
Loss on sale of vessel. Loss on sale of vessel for the three months ended March 31, 2011 relates to the sale of the Karratha Spirit.
Restructuring charge. Restructuring charges for the three months ended March 31, 2011 were incurred in connection with the termination of employment for certain of the crew members of the Karratha Spirit following the sale of the vessel in March 2011.
FPSO Segment
Our FPSO fleet consists of the Petrojarl Varg and Rio das Ostras, which are owned by us and operate under fixed-rate time charters. FPSO units provide production, processing and storage services to oil companies operating offshore oil field installations. These services are typically provided under long-term, fixed-rate charter contracts or FPSO service contracts. Historically, the utilization of FPSO units and other vessels in the North Sea is higher in the winter months, as favorable weather conditions in the summer months provide opportunities for repairs and maintenance to our vessels and the offshore oil platforms, which generally reduces oil production.
The following table presents our FPSO segment’s operating results for the three months ended March 31, 2011 and 2010 and also provides a summary of the calendar-ship-days for our FPSO segment:

(in thousands of U.S. dollars, except	Three Months Ended March 31,
calendar-ship-days and percentages)	2011	2010	% Change

Revenues	42,285	39,371	7.4
Vessel operating expenses	19,372	15,106	28.2
Depreciation and amortization	8,912	8,894	0.2
General and administrative (1)	3,436	3,171	8.4

Income from vessel operations	10,565	12,200	(13.4)

Calendar-Ship-Days
Owned Vessels	180	180	—

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the FPSO segment based on estimated use of corporate resources).
We acquired the Rio das Ostras from Teekay Corporation in October 2010. However, as a result of the inclusion of the Dropdown Predecessor, the Rio das Ostras has been included for accounting purposes in our results as if it was acquired on April 1, 2008, when Teekay Corporation acquired its initial 82% interest in the Rio das Ostras. Please read Note 2 to our Consolidated Financial Statements included in this report.
Revenues. Revenues increased for the three months ended March 31, 2011 from the same period last year, primarily due to a one-time accrual of $3.1 million relating to back-pay for services previously rendered to the charterer of the Rio das Ostras.
Vessel Operating Expenses. Vessel operating expenses increased for the three months ended March 31, 2011 from the same period last year, primarily due to:
•	an increase of $2.1 million for the three months ended March 31, 2011 due to increased repairs on the Rio das Ostras while on yard stay;
•	increase of $1.4 million for the three months ended March 31, 2011 due to planned crewing and manning wage increases; and

•	an increase of $0.5 million for the three months ended March 31, 2011 due to the weakening of the U.S. Dollar against the Norwegian Kroner compared to the same period last year.

Other Operating Results
General and Administrative Expenses. General and administrative expenses increased to $18.7 million for the three months ended March 31, 2011, from $16.6 million for the same period last year mainly relating to a one-time management fee charged to us by Teekay Corporation associated with the portion of stock-based compensation grants of Teekay Corporation’s former Chief Executive Officer that had not yet vested prior to the date of his retirement on March 31, 2011.
Interest Expense. Interest expense, which excludes realized and unrealized gains and losses from interest rate swaps, decreased to $8.5 million for the three months ended March 31, 2011 from $9.9 million for the same period last year, primarily due to:
•
a decrease of $1.6 million for the three months ended March 31, 2011 from the financing of the Falcon Spirit and Rio das Ostras (including the Dropdown Predecessor) mainly due to a decrease in debt balances; and

•	a decrease of $0.4 million for the three months ended March 31, 2011 related to scheduled repayments and prepayments of debt during 2011 and 2010;
partially offset by
•	an increase of $0.5 million for the three months ended March 31, 2011 mainly related to loan costs.
Realized and Unrealized Gains (Losses) on Non-designated Derivatives. Net realized and unrealized gains (losses) on non-designated derivatives were $10.8 million for the three months ended March 31, 2011, compared to ($24.5) million for the same period last year, as detailed in the table below:

	Three Months Ended March 31,
	2011	2010
(in thousands of U.S. dollars)	$	$
Realized (losses) gains relating to:
Interest rate swaps	(13,702)	(12,787)
Foreign currency forward contracts	418	(155)

	(13,284)	(12,942)

Unrealized gains (losses) relating to:
Interest rate swaps	20,765	(10,949)
Foreign currency forward contracts	3,359	(584)

	24,124	(11,533)

Total realized and unrealized gains (losses) on non-designated derivative instruments	10,840	(24,475)

Foreign Currency Exchange (Losses) Gains. Foreign currency exchange losses were ($0.8) million for the three months ended March 31, 2011, compared to gains of $1.6 million for the same period last year. Our foreign currency exchange losses and gains, substantially all of which are unrealized, are due primarily to the relevant period-end revaluation of Norwegian Kroner-denominated monetary assets and liabilities for financial reporting purposes. Gains reflect a stronger U.S. Dollar against the Norwegian Kroner on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. Losses reflect a weaker U.S. Dollar against the Norwegian Kroner on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. For the three months ended March 31, 2011, foreign currency exchange losses and gains include a realized gain of $0.7 million (2010 — nil) and an unrealized gain of $6.2 million (2010 — nil) on the cross currency swap.
Income Tax (Expense) Recovery. Income tax (expense) recovery was ($2.7) million for the three months ended March 31, 2011 compared to $6.9 million for the same period last year. The $9.6 million increase to income tax expense was primarily due to an increase in deferred income tax expense relating to unrealized foreign exchange translation gains.
Other Income. Other income was $1.3 million for the three months ended March 31, 2011 compared to $2.5 million for the same period last year, which was primarily comprised of leasing income from our volatile organic compound equipment. The leasing income is decreasing as the contracts near completion.
Liquidity and Capital Resources
Liquidity and Cash Needs
As at March 31, 2011, our total cash and cash equivalents were $123.4 million, compared to $166.5 million at December 31, 2010. Our total liquidity, including cash, cash equivalents and undrawn long-term borrowings, was $381.9 million as at March 31, 2011, compared to $557.6 million as at December 31, 2010. The decrease in liquidity is primarily the result of our acquisition of the remaining 49% of OPCO from Teekay Corporation on March 8, 2011.
In addition to distributions on our equity interests, our primary short-term liquidity needs are to fund general working capital requirements and drydocking expenditures, while our long-term liquidity needs primarily relate to expansion and investment capital expenditures and maintenance capital expenditures and debt repayment. Expansion capital expenditures are primarily for the purchase or construction of vessels to the extent the expenditures increase the operating capacity of or revenue generated by our fleet, while maintenance capital expenditures primarily consist of drydocking expenditures and expenditures to replace vessels in order to maintain the operating capacity of or revenue generated by our fleet. Investment capital expenditures are those capital expenditures that are neither maintenance capital expenditures nor expansion capital expenditures.

We believe that our existing cash and cash equivalents and undrawn long-term borrowings, in addition to all other sources of cash including cash from operations, will be sufficient to meet our existing liquidity needs for at least the next 12 months. Generally, our long-term sources of funds are from cash from operations, long-term bank borrowings and other debt or equity financings, or a combination thereof. Because we distribute all of our available cash, we expect that we will rely upon external financing sources, including bank borrowings and the issuance of debt and equity securities, to fund acquisitions and expansion and investment capital expenditures, including opportunities we may pursue under the omnibus agreement with Teekay Corporation and other of its affiliates.
Cash Flows. The following table summarizes our sources and uses of cash for the periods presented:

	Three Months Ended March 31,
(in thousands of U.S. dollars)	2011	2010

Net cash flow from operating activities	61,318	73,951
Net cash flow used for financing activities	(106,079)	(40,555)
Net cash flow from investing activities	1,700	5,084
Operating Cash Flows. Net cash flow from operating activities decreased to $61.3 million for the three months ended March 31, 2011, from $74.0 million for the same period in 2010, due primarily to fewer revenue days from our shuttle tanker operations, an increase in drydock expenditures and restructuring charges, and a lower charter rate on one of our FSO units, partially offset by a net increase in changes to non-cash working capital items, increased rates on our shuttle tankers, the acquisitions of the Amundsen Spirit and Nansen Spirit shuttle tankers, increases in the bunker index prices and daily hire rates on our conventional fleet and the redelivery of two in-chartered vessels.
Financing Cash Flows. During the three months ended March 31, 2011, scheduled debt repayments and prepayments on debt totaled $94.8 million. Net proceeds from long-term debt of $177.6 million were mainly used to finance our acquisition of the remaining 49% of OPCO from Teekay Corporation.
On March 22, 2010, we completed a public offering of 5.1 million common units (including 660,000 common units acquired by the underwriters upon exercise of their overallotment option). The total net proceeds from the offering (including our General Partner’s total contribution of $2.0 million) were $96.1 million. The net proceeds were used to repay the remaining $60.0 million of the Teekay Corporation vendor financing related to the September 2009 acquisition of the Petrojarl Varg and to finance a portion of the April 2010 acquisition of Teekay Corporation’s interest in the Falcon Spirit.
During the three months ended March 31, 2010, scheduled debt repayments and prepayments on debt totaled $122.0 million.
Cash distributions paid by our subsidiaries to non-controlling interests during the three months ended March 31, 2011 and 2010 totaled $17.4 million and $19.5 million, respectively. Cash distributions paid by us to our unitholders and our General Partner during the three months ended March 31, 2011 and 2010, totaled $27.7 million and $17.7 million, respectively. Subsequent to March 31, 2011, cash distributions related to the three months ended March 31, 2011 of $33.6 million was declared and subsequently paid on May 13, 2011.
Investing Cash Flows. During the three months ended March 31, 2011, net cash flow from investing activities was $1.7 million relating to $5.1 million in proceeds from the vessel sale and scheduled lease payments of $5.5 million received from the leasing of our volatile organic compound emissions equipment and direct financing lease assets, partially offset by expenditures for vessels and equipment.
During the three months ended March 31, 2010, net cash flow from investing activities was $5.1 million, primarily relating to scheduled lease payments of $6.2 million received from the leasing of our volatile organic compound emissions equipment and direct financing lease assets, partially offset by expenditures for vessels and equipment.
Credit Facilities
As at March 31, 2011, our total debt was $1.81 billion, compared to $1.72 billion as at December 31, 2010. Our revolving credit facilities and term loans are described in Item 1 — Financial Statements: Note 6 — Long-Term Debt of this report. All of our vessel financings are collateralized by the applicable vessels. As a result of our acquiring the remaining 49% limited partner interest in OPCO in March 2011, our obligations under the Bond Agreement related to our issuance of NOK 600 million in senior unsecured bonds are now guaranteed by us. The term loans used to finance five of our 50% owned subsidiaries and our revolving credit facility agreements contain typical covenants and other restrictions, including, in some cases, those that restrict the relevant subsidiaries from:
•	incurring or guaranteeing indebtedness;
•	changing ownership or structure, including by mergers, consolidations, liquidations and dissolutions;

•	making dividends or distributions when in default of the relevant loans;
•	making capital expenditures in excess of specified levels;
•	making certain negative pledges or granting certain liens;
•	selling, transferring, assigning or conveying assets; or
•	entering into a new line of business.
We conduct our funding and treasury activities within corporate policies designed to minimize borrowing costs and maximize investment returns while maintaining the safety of the funds and appropriate levels of liquidity for our purposes. We hold cash and cash equivalents primarily in U.S. Dollars.
Contractual Obligations and Contingencies
The following table summarizes our long-term contractual obligations as at March 31, 2011:

		Balance	2012	2014
		of	and	and	Beyond
	Total	2011	2013	2015	2015
	(in millions of U.S. Dollars)

Long-term debt (1)	1,805.2	122.0	551.8	852.8	278.6
Chartered-in vessels (Operating leases)	146.5	46.0	79.6	20.9	—

Total contractual obligations	1,951.7	168.0	631.4	873.7	278.6

(1)
Excludes expected interest payments of $19.3 million (remainder of 2011), $37.0 million (2012 and 2013), $9.6 million (2014 and 2015) and $5.1 million (beyond 2015). Expected interest payments are based on LIBOR, plus margins which ranged between 0.30% and 3.25% as at March 31, 2011, and on NIBOR plus a margin of 4.75%.

Critical Accounting Estimates
We prepare our consolidated financial statements in accordance with GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. Accounting estimates and assumptions discussed in this section are those that we consider to be the most critical to an understanding of our financial statements, because they inherently involve significant judgments and uncertainties. For a further description of our material accounting policies, please read Item 5 — Operating and Financial Review and Prospects in our Annual Report on Form 20-F for the year ended December 31, 2010.
At March 31, 2011, the shuttle tanker segment had goodwill attributable to it. As of the date of this filing, we do not believe that there is a reasonable possibility that the goodwill attributable to this reporting unit might be impaired within the next year. However, certain factors that impact this assessment are inherently difficult to forecast and as such we cannot provide any assurances that an impairment will or will not occur in the future. An assessment for impairment involves a number of assumptions and estimates that are based on factors that are beyond our control. These are discussed in more detail in the following section entitled “Forward-Looking Statements”.
FORWARD-LOOKING STATEMENTS
This Report on Form 6-K for the three months ended March 31, 2011 contains certain forward-looking statements (as such term is defined in Section 27A of the Securities Exchange Act of 1933 as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, statements regarding:
•	our future growth prospects;
•	results of operations and revenues and expenses;
•	offshore and tanker market fundamentals, including the balance of supply and demand in the offshore and tanker market;
•	future capital expenditures and availability of capital resources to fund capital expenditures;
•	offers of shuttle tankers, FSOs and FPSOs and related contracts from Teekay Corporation and our accepting the offers;
•	obtaining offshore projects that we or Teekay Corporation bid on or may be awarded;
•	delivery dates of and financing for newbuildings or existing vessels;
•	vessel operating and crewing costs for vessels;

•	entrance into joint ventures and partnerships with companies;
•	the commencement of service of newbuildings or existing vessels;
•	the duration of drydockings;
•	potential newbuilding order cancellations;
•	the future valuation of goodwill;
•	our liquidity needs;
•	our compliance with covenants under our credit facilities;
•	our hedging activities relating to foreign exchange, interest rate and spot market risks;
•	the ability of the counterparties for our derivative contracts to fulfill their contractual obligations; and
•	our exposure to foreign currency fluctuations, particularly in Norwegian Kroner.
Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, “plan”, “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to: changes in production of oil from offshore oil fields; changes in the demand for offshore oil transportation, production and storage services; greater or less than anticipated levels of vessel newbuilding orders or greater or less than anticipated rates of vessel scrapping; changes in trading patterns; changes in the Partnership’s expenses; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; potential inability to implement our growth strategy; competitive factors in the markets in which we operate; potential for early termination of long-term contracts and our potential inability to renew or replace long-term contracts; loss of any customer, time charter or vessel; shipyard production or vessel delivery delays; our potential inability to raise financing to purchase additional vessels; our exposure to currency exchange rate fluctuations; changes to the amount of proportion of revenues and expenses denominated in foreign currencies; and other factors detailed from time to time in our periodic reports filed with the SEC, including our Annual Report on Form 20-F for the year ended December 31, 2010. We do not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
MARCH 31, 2011
PART I — FINANCIAL INFORMATION

ITEM 3 —	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Interest Rate Risk
We are exposed to the impact of interest rate changes primarily through our floating-rate borrowings. Significant increases in interest rates could adversely affect operating margins, results of operations and our ability to service debt. From time to time, we use interest rate swaps to reduce exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with the floating-rate debt.
In order to minimize counterparty risk, we only enter into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transactions. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.
The tables below provide information about financial instruments as at March 31, 2011 that are sensitive to changes in interest rates. For long-term debt, the table presents principal payments and related weighted-average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted-average interest rates by expected contractual maturity dates.

	Expected Maturity Date
	Balance							Fair
	of					There-		Value
	2011	2012	2013	2014	2015	after	Total	Liability	Rate(1)
	(in millions of U.S. dollars, except percentages)
Long-Term Debt:
Variable Rate (2)	122.0	201.5	350.3	799.1	53.7	278.6	1,805.2	(1,713.4)	1.5%

Interest Rate Swaps:
Contract Amount (3)	116.7	226.3	132.0	91.7	216.8	746.8	1,530.3	(154.8)	4.3%
Average Fixed Pay Rate (2)	2.9%	2.6%	2.8%	4.9%	4.5%	5.1%	4.3%

(1)
Rate refers to the weighted-average effective interest rate for our debt, including the margin paid on our floating-rate debt and the average fixed pay rate for interest rate swaps. The average fixed pay rate for interest rate swaps excludes the margin paid on the floating-rate debt, which as of March 31, 2011 ranged between 0.30% and 3.25% based on LIBOR and 4.75% based on NIBOR.

(2)	Interest payments on floating-rate debt and interest rate swaps are based on LIBOR and NIBOR.

(3)	The average variable receive rate for interest rate swaps is set quarterly at the 3-month LIBOR or semi-annually at the 6-month LIBOR.
Foreign Currency Fluctuation Risk
Our functional currency is U.S. dollars because virtually all of our revenues and most of our operating costs are in U.S. Dollars. We incur certain vessel operating expenses and general and administrative expenses in foreign currencies, the most significant of which is the Norwegian Kroner and, to a lesser extent, Australian Dollars, British Pounds, Euros and Singapore Dollars. There is a risk that currency fluctuations will have a negative effect on the value of cash flows.
We may continue to seek to hedge certain of our currency fluctuation risks in the future. At March 31, 2011, we were committed to the following foreign currency forward contracts:

	Contract Amount	Average	Expected Maturity
	in Foreign Currency	Forward	2010	2011
	(thousands)	Rate (1)	(in thousands of U.S. Dollars)
Norwegian Kroner	515,000	6.33	$43,812	$37,585
British Pound	3,840	0.66	3,907	1,919
Euro	14,323	0.74	13,058	6,176

			$60,777	$45,680

(1)	Average forward rate represents the contracted amount of foreign currency one U.S. Dollar will buy.
We incur interest expense on our Norwegian Kroner-denominated bonds. We have entered into a cross currency swap to economically hedge the foreign exchange risk on the principal and interest. As at March 31, 2011, we were committed to one cross currency swap with the notional amounts of NOK 600 million and $98.5 million, which exchanges a receipt of floating interest based on NIBOR plus a margin 4.75% with a payment of floating interest based on LIBOR plus a margin of 5.04%. In addition, the cross currency swap locks in the transfer of principal to $98.5 million upon maturity in exchange for NOK 600 million.
Although the majority of transactions, assets and liabilities are denominated in U.S. Dollars, we had Norwegian Kroner-denominated deferred income taxes of approximately 59.7 million ($10.8 million) at March 31, 2011. We have not entered into any forward contracts to protect against currency fluctuations on any future taxes.
Commodity Price Risk
We are exposed to changes in forecasted bunker fuel costs for certain vessels being time-chartered-out and for vessels servicing certain contracts of affreightment. We may use bunker fuel swap contracts as economic hedges to protect against changes in bunker fuel costs. As at March 31, 2011, we were not committed to any bunker fuel swap contracts.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
MARCH 31, 2011
PART II — OTHER INFORMATION

Item 1 —	Legal Proceedings
See “Item 8. Financial Information — Legal Proceedings” in our Annual Report on Form 20-F for the year ended December 31, 2010.

Item 1A —	Risk Factors
In addition to the other information set forth in this Report on Form 6-K, you should carefully consider the risk factors discussed in Part I, “Item 3. Key Information — Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2010, which could materially affect our business, financial condition or results of operations.

Item 2 —	Unregistered Sales of Equity Securities and Use of Proceeds
None

Item 3 —	Defaults Upon Senior Securities
None

Item 4 —	Reserved

Item 5 —	Other Information
None

Item 6 —	Exhibits
None
THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENT OF THE PARTNERSHIP:
•	REGISTRATION STATEMENT ON FORM S-8 (NO. 333-147682) FILED WITH THE SEC ON NOVEMBER 28, 2007
•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-174221) FILED WITH THE SEC ON MAY 13, 2011

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY OFFSHORE PARTNERS L.P.

	By:	Teekay Offshore GP L.L.C., its general partner

Date: May 26, 2011	By:	/s/ Peter Evensen Peter Evensen
Chief Executive Officer and Chief Financial Officer (Principal Financial and Accounting Officer)